Filer:  Phone.com, Inc.
                               Pursuant to Rule 425 under the Securities
                               Act of 1933 Commission File No. 000-25687


On August 9, 2000 the following letter was sent to all the employees of Phone.com, Inc.:

                                                       August 9, 2000


To All Phone.com Employees:

As you may be aware, this morning we announced some very exciting news. We have signed an agreement to merge with Software.com in a transaction that will create a leading global provider of carrier-class software for IP-based communications service providers. Additionally, we have invited Donald J. Listwin to join us as CEO from Cisco Systems.

Please join me in welcoming Don to our exciting combined company. Don brings a tremendous track record for driving growth at Cisco and more than 20 years of experience in the networking industry. With his vision and experience, Don is the ideal person to grow and expand the business of the merged company. We are thrilled to welcome him to the team.

This merger is a unique opportunity to bring together two highly successful and highly complementary companies. With Phone.com's leading market share and the first-mover advantage in the wireless Internet infrastructure software sector, and 116,000,000 seats licensed on Software.com's InterMail messaging platform we believe that we will be uniquely positioned to capitalize on the convergence of wireless, wireline, broadband and ISP providers. In short, we will be a "one-stop-shop" provider of software solutions for the full spectrum of communications providers.

Please join me in welcoming Don to our exciting combined company. Don brings a tremendous track record for driving growth at Cisco and more than 20 years of experience in the networking industry. With his vision and experience, Don is the ideal person to grow and expand the business of the merged company. We are thrilled to welcome him to the team.

The tremendous success of both Phone.com and Software.com is directly attributable to our talented employees. By merging, we are bringing together the most innovative and highly skilled people in the industry, and we are committed to maintaining a culture in which they can thrive. Together, we have the opportunity to build the undisputed leader in providing the software solutions that will empower communication service providers worldwide

This is a significant transaction for both companies. Some employees may be asked to take on new challenges as we merge our operations and we expect that the merger will generate a new array of positions - and opportunities
- as we grow as a unified company.

Things will not change overnight. The merger is subject to regulatory and shareholder approval, and during the next coming months it will take to complete this merger, we will continue to operate as before. Upon completion of the merger, corporate headquarters of the combined company will be located in Redwood City, and combined corporate operations will also remain in Santa Barbara, Bellevue, Lexington, Europe, Japan and in the Asia/Pac/Latin America regions. To the extent legally permitted, a transition planning team from each of the companies will meet to plan for smooth and timely joining of our operations. In the meantime, the companies will continue to operate their separate businesses independently and each of you should continue with business as usual and do the best job you can.

We expect the merger to be completed before the end of 2000. In the meantime, we will do our best to keep you apprised of additional developments as they occur. We hope you share in our enthusiasm and our commitment to work hard to make this exciting merger a success.


                                          Sincerely,

                                          Alain Rossmann
                                          Chairman and CEO
                                          Phone.com



                                   * * *

This document is being filed pursuant to Rule 425 under the Securities Act of 1933 and is deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934.

Investors and security holders are advised to read the various filings of Phone.com, Inc. and Software.com, Inc. that have been filed and will be filed with the Securities and Exchange Commission, including, when it becomes available, the joint proxy statement/prospectus regarding the business combination transaction referenced in the foregoing information. The joint proxy statement/prospectus will be filed with the Securities and Exchange Commission by Phone.com, Inc and Software.com, Inc. Investors and security holders may obtain a free copy of the joint proxy statement/prospectus (when available) and other documents filed by Phone.com, Inc. and Software.com, Inc. with the Commission at the Commission's web site at www.sec.gov. The joint proxy statement/prospectus and such other documents may also be obtained for free from Phone.com, Inc., by directing such request to:

                             Investor Relations
                              Phone.com, Inc.
                            800 Chesapeake Drive
                           Redwood City, CA 94063
                         telephone: 1-877-742-6873
                      e-mail: investor@corp.phone.com.